May 27, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, NE Washington, D.C. 20549

Attn:	Dale Welcome, Staff Accountant

Kevin Stertzel, Staff Accountant

Sherry Haywood, Staff Attorney

Thomas Jones, Staff Attorney

Re:	Forum Merger III Corporation

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed May 7, 2021

File No. 001-39457

Ladies and Gentlemen:

On behalf of our client, Forum Merger III Corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to the preliminary proxy statement on Schedule 14A filed on May 7, 2021 (the “Proxy Statement”), contained in the Staff’s letter dated May 20, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its amended Proxy Statement on Schedule 14A (the “Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Proxy Statement.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed May 7, 2021

Interests of Certain Persons in the Business Combination, page 43

1.	We note your response to prior comment two. Please disclose the $130 million investment by the PIPE investors here and where similar disclosure appears on pages 17, 70, 104 and 138. Provide disclosure about the number of shares they will receive for their initial investment, including the price paid to acquire those securities.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 44, 70, 107, and 141 to disclose the $130 million investment by the PIPE investors and to provide disclosure about the number of shares they will receive for their initial investment, including the price paid to acquire those securities.

United States Securities and Exchange Commission

May 27, 2021

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note (A), page 96

2.	We refer to your disclosure that "the Company will issue, at Closing, 5,000,000 shares of common stock to SERES in satisfaction of ELM’s obligation under the SERES Asset Purchase Agreement to deliver shares of common stock to SERES as compensation for strategic cooperation, consulting services and technical support provided by SERES to ELM prior to the Closing" and have the following comments:

●	In light of this disclosure, please tell us how you determined that this item should be included in the purchase consideration for the EVAP Operations, rather than accounted for as compensation expense for services rendered by SERES.
●	We also note that corresponding to the additional consideration referred to above, your purchase price allocation includes $50 million for intangible assets. Please more fully explain to us the nature of the intangible asset that was identified related to the value associated with each of the SERES Asset Purchase Agreement, the SERES Exclusive Intellectual Property License Agreement, and the Sokon Supply Agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 98 to clarify that the payment of the 5,000,000 shares of common stock to SERES (as defined in the Amended Proxy Statement) is not the settlement of a preexisting relationship and, in substance, has been considered as part of the asset purchase consideration. This agreement to deliver shares arose subsequent to the initial negotiations related to the purchase of the manufacturing facility, and SERES is not obligated to provide any additional services to Electric Last Mile, Inc. (“ELM”) in connection with the delivery of the shares or the transfer of possession of the manufacturing facility, other than cooperation by SERES in connection with the transfer of possession and use of the manufacturing facility.

In determining that the 5,000,000 shares of common stock to be issued to SERES under the SERES Asset Purchase Agreement (as defined in the Amended Proxy Statement) related to purchase consideration rather than compensation expense, we considered several facts and circumstances related to the nature of this consideration.

The requirement to deliver the 5,000,000 shares to SERES is included in the SERES Asset Purchase Agreement, dated April 9, 2021.  While the agreement states that the delivery of the shares is compensation for strategic and consulting services provided by SERES to ELM through the transfer of possession of the manufacturing facility, there is no definition of or description of the magnitude of services to be provided by SERES and the agreement does not define any substantive service that SERES is required to provide ELM prior to or after the closing, other than the customary transfer of possession of the manufacturing facility and related assets upon closing. Additionally, ELM is only obligated to deliver the shares upon transfer of possession of the manufacturing facility and related assets.  Currently, there are no other pre-existing agreements, contracts or arrangements for SERES to provide ELM with strategic and consulting services, and there is no obligation for ELM to pay SERES for such services.  Because the delivery of the shares is only required upon the transfer of possession of the manufacturing facility and related assets and not in exchange for substantive services, it should be considered part of the consideration transferred under the SERES Asset Purchase Agreement under ASC 805 and not expensed.

United States Securities and Exchange Commission

May 27, 2021

We further note that, as differentiated from the treatment of the delivery of the shares pursuant to the SERES Asset Purchase Agreement, ELM has been invoiced by and has paid SERES for consulting services totaling approximately $5.3 million pursuant to the SERES Service Agreement (as defined in the Amended Proxy Statement). These consulting services were previously rendered (prior to the closing of the business combination) and were fully expensed in ELM’s historical financial statements as incurred. As the $5.3 million payment was in settlement of a preexisting relationship, this has been accounted for outside the asset acquisition.

In addition, we considered the guidance of ASC 805-10-25-21, by analogy, noting that the agreement to deliver 5,000,000 shares is not a settlement of a preexisting relationship, not compensation to employees or former employees of SERES or EVAP Operations (as defined in the Amended Proxy Statement), and not a reimbursement of SERES acquisition-related transaction costs. Based on these considerations, we determined that the delivery of these shares to SERES should be recognized as purchase consideration associated with the SERES Asset Purchase Agreement.

We are currently in the process of identifying the tangible and intangible assets to be acquired, determining their fair values and allocating the purchase consideration based on their relative fair values. Accordingly, we have revised the disclosure in Adjustment (A) in the section of the Amended Proxy Statement entitled “Unaudited Pro Forma Condensed Combined Financial Information” to reflect $50 million of Other long-term assets in order to recognize the potential for intangible assets that could be identified as part of the purchase, specifically related to the SERES Asset Purchase Agreement, the SERES Exclusive Intellectual Property License Agreement, and the Sokon Supply Agreement. We will update the purchase price allocation and related adjustments in future filings with the Securities and Exchange Commission.

United States Securities and Exchange Commission

May 27, 2021

Notes (DD) and (EE), page 98

3.	Please expand your footnotes to show how each of the adjustments was calculated.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has expanded the note for Adjustments (DD) and (EE), now Adjustments (AA) and (BB), on page 99 to demonstrate the calculation of monthly amortization and depreciation expense, respectively, as well as the total for the period presented.

Financial Information – Forum Merger III Corporation, page F-2

4.	Please provide updated interim financial statements and related information for Forum Merger III Corp. as required by Rule 8-08 of Regulation S-X.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has provided updated interim financial statements and related information for Forum Merger III Corporation as required by Rule 8-08 of Regulation S-X.

Note 2. Restatement of Previously Issued Financial Statements, page F-10

5.	It appears that total liabilities, as restated, as of December 31, 2020, should read $41,939,777. Please revise your table accordingly and perform a comprehensive review of your financial information to ensure consistency and that the information is free of typographical and other errors.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the table accordingly on page F-12 to show total liabilities, as restated, as of December 31, 2020 as $41,939,777 and has performed a comprehensive review of its financial information to ensure consistency and that the information is free of typographical and other errors.

United States Securities and Exchange Commission

May 27, 2021

Note 10. Income Tax, page F-22

6.	We note that your narrative states that for the year ended December 31, 2020, the change in the valuation allowance was $745,591; however, this amount does not agree with the total change in your valuation allowance as reflected your table. Please revise your disclosure as appropriate.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that on page F-23 it has revised the disclosure to show the change in the valuation allowance as $899,975 in order to match what is reflected in the table.

Financial Information – EVAP Operations, page F-25

7.	Please revise your proxy statement to provide updated interim financial statements and related information for Electric Vehicle Assembly Plant Operations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the Amended Proxy Statement to provide updated interim financial statements and related information for Electric Vehicle Assembly Plant Operations.

Financial Information – Electric Last Mile, Inc., page F-43

8.	Please revise your proxy statement to provide updated interim financial statements and related information for Electric Last Mile, Inc.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the Amended Proxy Statement to provide updated interim financial statements and related information for Electric Last Mile, Inc.

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith

Elliott Smith

cc:	Marshall Kiev, Forum Merger III Corporation

David Boris, Forum Merger III Corporation

5